                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
                        (Pursuant to Section 13(e)(1) of
                      the Securities Exchange Act of 1934)

                            AXSYS TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                            AXSYS TECHNOLOGIES, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

           $1.20 Cumulative Exchangeable Redeemable Preferred Stock,
                            Par Value $.01 Per Share
           ---------------------------------------------------------

                         (Title of Class of Securities)

                                  054615 20 8
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Elliot N. Konopko
                                 Vice President
                            Axsys Technologies, Inc.
                               645 Madison Avenue
                            New York, New York 10022
                                 (212) 593-7900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notice and Communications on Behalf
                         of Person(s) Filing Statement)




                               February 14, 1997
                      -----------------------------------
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                               Page 1 of __ pages

                            Exhibit Index at Page __


                                       1
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                           Calculation of Filing Fee


------------------------------------------------------------------------------

Transaction valuation:(1)                             Amount of filing fee:

$5,908,672.                                           $1,181.73

------------------------------------------------------------------------------

      1. In accordance with Rule 240.0-11 (b)(2) and Rule 240.0-11 (a)(4) under the Securities Exchange Act of 1934, the filing fee was calculated based upon the liquidation preference of $8.00 per share of Preferred Stock, multiplied by 738,584 (the number of shares of Preferred Stock sought to be acquired pursuant to the exchange offer).

     [  ]  Check box if any part of the fee is offset as provided by Rule
           0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                                       2
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This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") is being filed by Axsys Technologies, Inc. (formerly Vernitron Corporation), a Delaware corporation (the "Company"), and relates to the offer by the Company to holders of its $1.20 Cumulative Exchangeable Redeemable Preferred Stock (the "Preferred Stock"), upon and subject to the terms and conditions set forth in the Offering Circular, dated February 13, 1997 (the "Offering Circular"), being filed as Exhibit (a)(1) herein, of 0.75 shares of the Company's common stock (the "Common Stock") in exchange for each outstanding share of Preferred Stock (the "Exchange Offer"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

Item 1.  Security and Issuer.

         (a) The issuer of the securities to which this Statement relates is the Company. The principal executive offices of the Company are located 645 Madison Avenue, New York, New York 10022.

         (b) The information set forth in "Summary" and ""The Exchange Offer" in the Offering Circular is specifically incorporated herein by reference.

         (c) The information set forth in "Market and Trading Information" in the Offering Circular is specifically incorporated herein by reference.

         (d) This Statement is being filed by the Company.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Exchange Offer" in the Offering Circular is specifically incorporated herein by reference.

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         (b) No funds are, or expect to be, borrowed for the purpose of the
Exchange Offer.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         (a) - (j) The information set forth in "Background and Purposes of the Exchange Offer; Certain Effects" in the Offering Circular is specifically incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

         The information set forth in "Security Ownership" in the Offering Circular is specifically incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer's Securities.

         The information set forth in "Description of Capital Stock -- Common Stock Equivalents" is specifically incorporated herein by reference.

Item 6.  Persons Retained, Employed or To be Compensated.

         The information set forth in the "Exchange Offer" is specifically incorporated herein by reference.

Item 7.  Financial Information.

         (a)(1) The information set forth in Exhibit A to the Offering Circular is specifically incorporated herein by reference.

         (a)(2) The information set forth in Exhibit B to the Offering Circular is specifically incorporated herein by reference.

         (a)(3) Not applicable.

                                       4
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         (a)(4) The information set forth under "Pro Forma Unaudited Financial
         Information" in the Offering Circular is specifically incorporated herein by reference.

         (b)(1) - (3) The information set forth under "Pro Forma Unaudited Financial Information" in the Offering Circular is specifically incorporated herein by reference.

Item 8.  Additional Information.

         (a) The information set forth in "Security Ownership" and "Description of Capital Stock -- Common Stock Equivalents" in the Offering Circular is specifically incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in "Background and Purposes of the Exchange Offer; Certain Effects" in the Offering Circular is specifically incorporated herein by reference.

         (d) None.

         (e) Reference is made to the Offering Circular, which is specifically incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a)(i)    Offering Circular dated February 13, 1997.

         (a)(ii)   Form of Letter of Transmittal.

         (a)(iii) Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(iv)   Letters to Clients.

         (a)(v)    Form of Notice of Guaranteed Delivery.

         (a)(vi)   Press release, dated February 12, 1997.

         (b)       Not applicable.

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         (c)       Not applicable.

         (d)       Not applicable.

         (e)       Not applicable.

         (f)       Not applicable.


                                   SIGNATURE
                                   ---------

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            AXSYS TECHNOLOGIES, INC.





                                            By: /s/ Stephen W. Bershad
                                               ---------------------------
                                                Stephen W. Bershad
                                                Chairman and
                                                Chief Executive Officer


                   Dated:February 14, 1997




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